Exhibit 23.2

Consent of Independent Auditors

We consent to the inclusion in registration statement on Form S-11 and related prospectus of JBG SMITH Properties of our reports dated June 8, 2017, with respect to the (i) combined statement of revenues and expenses from real estate operations of the JBG Real Estate Operating Assets for the year ended December 31, 2016; and (ii) the consolidated financial statements of JBG/Operating Partners, L.P. as of and for the year ended December 31, 2016, which reports appear in the Form S-11 of JBG SMITH Properties dated September 15, 2017. We also consent to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

McLean, Virginia

September 15, 2017